AuRico Provides Update on the Young Davidson Mine
Operations Advancing to Commercial Production

Toronto: June 7, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) provides its monthly update on the Young-Davidson mine located in Northern Ontario. The Company remains on track to declare commercial production in the third quarter.

“Operations at Young-Davidson continue to advance and we remain on schedule to declare commercial production during the third quarter. We were very encouraged that the mill facility ramped back up to targeted processing levels so quickly following the recent power disruption. The mill was operating at targeted levels within hours of restarting.” stated Peter MacPhail, Chief Operating Officer, Canada. “Open pit operations are progressing well, and we are nearing the productivity levels required for commercial production. Commissioning of the gravity circuit commenced late in May and the flotation and concentrate regrind will be commissioned during June.”

Mill Facility

From May 1 to June 5, exclusive of the impact of a 9 day power disruption1, the mill averaged 5,818 tonnes per day, or 97% of design capacity, including one day where processing reached 7,200 tonnes per day, well above the commercial production threshold level of 5,100 tonnes per day. During this period, lower grade open pit ore was processed at the mill facility while mill systems were in the testing and optimizing phase. Average head grade for May was 1.05 g/t gold and mill recoveries averaged 82%. Mill availabilities reached 89% during May1, which is considered excellent during a commissioning period. Commissioning of the gravity, flotation and regrind circuits are underway and expected to be fully commissioned in June, at which point mill recoveries are expected to increase to approximately 90%, the targeted design level. In May, the mill facility produced 3,489 ounces of gold for a total of 4,659 ounces produced to date.

1.

On May 28, access to the main 115 kV power supply was restored at the Young-Davidson mine following a power disruption caused by a forest fire located 70 kilometres from the mine site. During the power outage, the mine utilized a separate 44 kV line and back-up generators to maintain open pit, underground and construction activities. Processing activities recommenced on May 29th .

The following table provides additional details on key performance indicators for the mill facility:

Mill Processing Facility	March	April	May
Total tonnes processed	3,627	80,099	126,311
Avg. tonnes per day	117	2,670	5,740[1]
Avg. grade g/t	-	0.73	1.05
Recovery	-	60%	82%
Availability	-	57%	89%[1]
Ounces produced	-	1,170	3,489
1. Exclusive of the period from May 20-29, 2012

Open Pit

From May 1 to June 5, the open pit averaged approximately 27,000 tonnes per day, approaching the 29,750 tonnes per day production target required for commercial production. Open pit pioneering activities are almost complete with the open pit now mining on the 10328 bench (see photo 1), approximately 24 metres below the original topography. Mining below the current bench should improve drilling and blasting activities and result in improved productivities as less oversized material needs to be re-handled. Currently, over 1.1 million tonnes of ore are stockpiled, moderately higher than previous months despite the 230,352 tonnes that have been processed, which represents approximately 6 months of mill ore feed. Mechanical commissioning of the primary crusher was completed this week with ore crushing commencing on June 5.

The following table provides additional details on key performance indicators for the open pit:

Open Pit	Jan	Feb	Mar	Apr	May
Total tonnes	560,840	606,797	708,956	810,339	829,361
Avg. tonnes per day	18,092	20,924	22,870	27,011	26,753
Avg. ore tonnes per day	7,037	4,990	9,287	10,915	7,507
Avg. Grade g/t	1.02	1.08	1.12	1.21	1.17

Underground Development

Underground development continued on the decline to the shaft bottom as well as lateral development in the upper boundary zone where initial mining operations are being focused. Production from the first two stopes is expected to begin during the fourth quarter. Development of the mid-shaft loading level continued during the month. The level access to the conveyor drift has been established and the decline continues to progress to the mid shaft bottom and is expected to be operational for ore hoisting by mid-2013. During the month, a total of 452 meters of underground development were completed, averaging approximately 16.0 metres per day, excluding the days impacted by the power disruption, which is on target with planned rates.

Shaft construction activities focused on completing the bolting and screening of the first leg of the Northgate shaft to a depth of 441 metres. The second leg of the shaft will commence in early August with the pilot hole 450 metres long, followed by reaming to a 5.5 metre diameter and installation of ground support. Construction of the ore and waste headframe bins commenced during the ground support phase of the first leg of the Northgate shaft. Construction crews have since returned to continue working on the Northgate headframe with expected completion of the headframe by September.

Mr. Peter MacPhail, Chief Operating Officer, Canada approved the scientific and technical disclosure in this press release.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Goldwebsite at http://www.auricogold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Vice President,
AuRico Gold Inc.	Investor Relations and Communications
1-647-260-8880	AuRico Gold Inc.
1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured", "indicated" and "inferred" "resources", that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term "resources" does not equate to the term "reserves" and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold's Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''target'', ''continue'', ''estimate'', ''may'', and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to deliver commercial production at Young-Davidson in early Q3 and to reach annual production of 250,000 ounces by 2016, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate and the divestiture of El Cubo, Guadalupe y Calvo and the Australian assets, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company's exploration and development programs and the success of the Company's exploration approaches, the Company's ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company's financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company's ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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